FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _________

COMPAGNIE GENERALE DE GEOPHYSIQUE
CGG ANNOUNCES THE ACQUISITION OF MORE THAN 90 PERCENT OF THE VOTES OF
EXPLORATION RESOURCES
Paris, 2 September 2005
Compagnie Generale de Geophysique (“CGG” 0000120164 — GEPH.PA — NYSE : GGY) has acquired 1,766,953 shares in Exploration Resources ASA (“Exploration Resources”), at a purchase price of NOK 340 per share. As announced on 29 August 2005, CGG has previously acquired approximately 60 percent of the shares in the company, also at a price of NOK 340 per share. Following the purchase of today, CCG holds in aggregate 5,833,603 shares in Exploration Resources, corresponding to approximately 88.35 percent of the issued shares. Adjusted for treasury shares CGG holds approximately 90.02 percent of the votes in Exploration Resources.
Exploration Resources is listed on Oslo Børs under the ticker code “EXRE”.
CGG is a leading supplier of geophysical products and services to the worldwide oil and gas industry. Its shares are listed on the Eurolist of Euronext Paris SA and the New York Stock Exchange (under the form of American Depositary Shares).
Contact:   Christophe BARNINI      + (33) 1 64 47 38 11
About Exploration Resources:
Exploration Resources is a Norwegian based provider of marine seismic services to the global oil and gas industry with focus on towed seismic data acquisition, multi-clients seismic services, and 4c/4D/seabed operations.
About CGG:
CGG is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.

Email: invrel@cgg.com	Internet: www.cgg.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
Contact:   Christophe BARNINI      (33) 1 64 47 38 10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 – Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date: September 2, 2005	By Senior Executive Vice President Strategy, Control & corporate planning /Gerard CHAMBOVET/